Exhibit 99.1
World Color Press Inc.
(Formerly Quebecor World Inc.)
Additional Disclosures Related to the
Reconciliation to United States Generally
Accepted Accounting Principles Note
For The Years Ended December 31, 2008, 2007 and 2006

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
World Color Press Inc. (the “Successor” to Quebecor World Inc. (the “Company” or “QWI”)) follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States (“US GAAP”). The Company prepared a reconciliation of the significant accounting differences between Canadian GAAP and US GAAP in accordance with Item 17 of Form 20-F, which is included in Note 30 of the annual financial statements of the Company as at and for the year ended December 31, 2008. Additional significant disclosures required by US GAAP and certain applicable SEC rules, in accordance with Item 18 of Form 20-F, are provided herein.
These additional significant disclosures should be read in conjunction with the annual financial statements of Quebecor World Inc. as at and for the year ended December 31, 2008.
The additional significant disclosures required by US GAAP and certain applicable SEC rules are as follows:
Additional disclosures
Pension and Other Post Retirement Benefits
Under US GAAP, a narrative description of investment policies and strategies and of the basis used to determine the overall expected long-term rate of return on assets assumption must be disclosed. The additional disclosure is as follows:
The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Audit Committee (which oversees pension matters) of the Board of Directors has approved investment policies for the different pension plans that establish long-term asset mix targets based on several factors, including: historical returns achieved by worldwide investment markets, the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to provide an appropriate risk-adjusted long-term return on plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment returns and risks are monitored on an ongoing basis.
The expected long-term rate of return on assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages, current expectations of future returns and level of inflation rates. The expected long-term rate of return on plan assets is then calculated by weighting each asset class. To the extent that individual pension plans have different target asset mixes, the expected long-term rate of return on assets may differ across plans.
The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
The following table is based on a December 31st measurement date. The table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the fiscal year ended December 31, 2008.

	Pension	Post-retirement
	Benefits	Benefits
	2008	2008

Changes in benefit obligations
Benefit obligation, beginning of year	999.3	62.3
Service cost	6.8	1.3
Interest cost	50.6	3.7
Plan participants’ contributions	3.5	1.5
Divestitures	(114.5)	—
Curtailment gain	(1.3)	(0.5)
Actuarial gain	(23.6)	(1.8)
Benefits paid	(63.1)	(6.6)
Foreign currency changes	(54.6)	(2.6)
Elimination of early measurement date	14.8	1.3

Benefit obligation, end of year	817.9	58.6

Changes in plan assets
Fair value of plan assets, beginning of year	795.3	—
Actual return on plan assets	(175.8)	—
Employer contributions	49.2	5.1
Plan participants’ contributions	3.5	1.5
Divestitures	(73.2)	—
Benefits paid	(63.1)	(6.6)
Foreign currency changes	(43.4)	—

Fair value of plan assets, end of year	492.5	—

Funded status (included in Other liabilities)	(325.4)	(58.6)

As at December 31, 2008, none of the plans were fully funded under US GAAP.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Employer contributions to the Company’s defined benefit pension plans and other post-retirement benefits plans are expected to be $29.9 million and $4.4 million, respectively in 2009. The benefit payments over the next several years are expected to be as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans

2009	64.3	4.4
2010	46.7	4.9
2011	46.0	4.9
2012	46.9	5.0
2013	47.5	5.1
2014-2018	243.3	26.7

As at December 31, 2008 and 2007, accumulated other comprehensive income (loss) include the following amounts that have not yet been recognized in net periodic benefit cost related to the Company’s pension plans:

	Defined Benefit	Post-retirement
2008	Pension Plans	Benefit Plans	Total

Net actuarial loss	381.9	0.4	382.3
Net prior service (costs) credit	12.4	(9.4)	3.0
	—	—	—

	394.3	(9.0)	385.3

	Defined Benefit	Post-retirement
2007	Pension Plans	Benefit Plans	Total

Net actuarial loss	203.8	3.0	206.8
Net prior service (costs) credit	17.1	(12.1)	5.0
Net transitional asset	(2.3)	—	(2.3)

	218.6	(9.1)	209.5

The net actuarial loss, net prior service (costs) credit and net transitional asset included in accumulated other comprehensive income and expected to be recognized in net period benefit cost during the fiscal year ending December 31, 2009 for the Company’s pension and post-retirement plans is $4.6 million.
The Plan of Reorganization (“the Plan”) provides for the repudiation of the non-qualified pension plans, collectively defined as “Rejected Employee Agreements”. As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the “New Benefits Plan”). The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management’s best estimate of the amount to be disbursed was included in liabilities subject to compromise prior to emergence from bankruptcy protection.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Trade payables and accrued liabilities
Trade payables of $135.2 million and $456.5 million, and accrued employees’ salaries of $130.5 million and $180.4 million as at December 31, 2008 and 2007, respectively, are included in trade payables and accrued liabilities.
Other comprehensive income
Under US GAAP, income tax (expense) or benefit allocated to each component of other comprehensive income must be disclosed. The income tax (expense) or benefit is allocated as follows to components of other comprehensive income under US GAAP that differ from Canadian GAAP:

	2008	2007	2006

Pension and post-retirement benefits	—	(36.4)	(6.6)
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges	—	—	5.7
Reclassification of realized net loss on derivative financial instruments to the statement of income	—	—	1.6

	$—	$(36.4)	$0.7

Income taxes
A reconciliation of the change in gross unrecognized tax benefits (“UTBs”) balance from January 1, 2007 to December 31, 2007 and January 1, 2008 to December 31, 2008 is as follows, excluding accrued interest and penalties:

	December 31,	December 31,
	2008	2007

Balance, beginning of period	39.8	38.3
Additions to tax positions related to the current year	50.9	5.9
Additions to tax positions related to the prior year	2.5	8.7
Reductions for tax positions related to the prior year	(5.2)	(4.7)
Settlements with tax authorities	(8.8)	(9.6)
Lapse of applicable statues of limitations	(2.0)	(1.0)
Variation in foreign exchange	(1.7)	2.2

Gross UTBs	75.5	39.8
Adjustments to reflect net reporting(1)	(46.2)	—

Balance of UTBs, end of period	29.3	39.8

(1)	The adjustments reflect the amount of UTBs that do not meet the asset recognition criteria
The Company records interest and penalties related to unrecognized tax in income tax expense.
The Company recognizes accrued interest and penalties related to gross UTBs as part of income tax expense. As of December 31, 2008, accrued interest and penalties were $6.1 million and $1.3 million respectively, of which $0.7 million were recognized in the year then ended. As of December 31, 2007, accrued interest and penalties were $6.8 million and $0.1 million respectively, of which $1.6 million were recognized in the year then ended.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
The Company anticipates that UTBs of approximately $6.8 million will be settled in the next twelve months on positions related to closed tax years. The Company and its subsidiaries file income tax returns with federal and provincial tax authorities in Canada, federal and state tax authorities in the United States as well as tax authorities in its foreign operations in Latin America. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2004.
Stock-based compensation
As of December 31, 2008, the total compensation cost related to unvested awards not yet recognized is $1.1 million and the weighted-average period over which the total compensation cost related to unvested awards not yet recognized is expected to be recognized is 1.0 year.
Volatility is based on historical volatility calculated from grant date to the anticipated exercise date on issues of options over a period of 4.25 years which is estimated to be the life of the options. The risk-free interest rate is based on the yield of 4- and 5-year Treasury bonds issued in Canada and 3- and 5-year treasury bonds issued in the United States. Dividend yield is based on the expected yield of the Company.
The number of unvested options outstanding fluctuated as follows:

		Weighted		Weighted		Weighted
		average		average		average
	2008	grant-date	2007	grant-date	2006	grant-date
	Options	fair value	Options	fair value	Options	fair value

Balance, beginning of year	2,958,447	4.13	4,681,141	3.89	3,162,399	5.17
Granted	—	—	100,000	4.02	2,314,500	2.58
Vested	(507,362)	4.68	(1,037,515)	4.07	(513,278)	5.67
Forfeited	(415,640)	3.56	(785,179)	2.78	(282,480)	4.18

Balance, end of year	2,035,445	4.10	2,958,447	4.13	4,681,141	3.89

For options exercisable as at December 31, 2008 the weighted-average remaining contractual life equals 1.9 years and the intrinsic value of those options is nil since the exercise price is higher than the fair value of the stock price of the Company on that date.
All of the Predecessor’s Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company’s outstanding stock options were cancelled for no consideration and all stock-based compensation plans were terminated on July 21, 2009 upon emergence from bankruptcy protection.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Recent accounting pronouncements
On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement provisions did not have a material effect on the Company’s financial position and results of operations.
In April 2008, the FASB issued FASB Staff Position SOP 90-7-1, An Amendment of AICPA Statement of Position 90-7 (“FSP SOP 90-7-1”). FSP SOP 90-7-1 resolves the conflict between the guidance requiring early adoption of new accounting standards for entities required to follow fresh-start reporting under American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, and other authoritative accounting standards that expressly prohibit early adoption. Specifically, FSP SOP 90-7-1 will require an entity emerging from bankruptcy that applies fresh-start reporting to follow only the accounting standards in effect at the date fresh-start reporting is adopted, which include those standards eligible for early adoption if an election is made to adopt early. The Company has elected to only adopt new accounting standards in effect at the date of fresh-start reporting.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The standard did not have a material impact on the preparation of the consolidated financial statements.
Future accounting standards
In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the implementation for the non-recurring financial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The adoption of the provisions of FSP FAS 157-2 as of January 1, 2009 did not have a material effect on the Company’s financial position and results of operations.
In June 2008, the FASB ratified EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. The statement provisions are effective as of January 1, 2009. The adoption of the provisions of EITF 07-05 as of January 1, 2009 did not have a material effect on the instruments outstanding as of the date of adoption.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009 and will be applied prospectively. The Company will adopt the provisions of FAS 132(R)-1 for the year ending December 31, 2009.
In December 2007, the FASB issued SFAS No. 141(R) which replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling (minority) interests in an acquiree and any goodwill acquired in a business combination or gain recognized from a bargain purchase. The provisions of SFAS No. 141(R) were applied to acquisitions consummated after January 1, 2009.
In April 2008, the FASB issued SFAS 142-3, “Determination of Useful Life of Intangible Assets”. SFAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. SFAS 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. The adoption of the provisions of SFAS 142-3 as of January 1, 2009 did not have a material effect on the Company’s financial position and results of operations.
In July 2009, the FASB issued SFAS No. 168, which is now codified as FASB ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have an impact on the Company’s results of operations and financial condition.
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which is now codified as ASC Topic 820-10-65-4. This standard provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (ASC Topic 820), when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. ASC Topic 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective January 1, 2009.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
For the years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825-10-65-1. This standard amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825, to require disclosures about fair value of financial instruments for interim and annual reporting periods. The Company adopted this standard effective January 1, 2009 and the implementation of this standard did not have a material effect on the Company’s financial statements.
Effective August 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events” which is now codified as FASB ASC 855 “Subsequent Events”. The current guidance is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

KPMG LLP	Telephone (514) 840-2100
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AUDITORS’ REPORT ON ADDITIONAL DISCLOSURES RELATED TO THE
RECONCILIATION TO UNITED STATES GAAP NOTE FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006
To the Board of Directors of World Color Press Inc.
On March 26, 2009, we reported on the consolidated balance sheets of Quebecor World Inc. (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2008 which are included in the annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Additional Disclosures related to Reconciliation to United States GAAP Note for the years ended December 31, 2008, 2007 and 2006” included in a Form 6-K. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.
In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants1
Montreal, Canada
March 26, 2009 (except for this “Additional Disclosures related to Reconciliation to United States GAAP Note for the years ended December 31, 2008, 2007 and 2006” which is as of January 6, 2010)

[1]	CA Auditor permit No. 14114